UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SEC FILE NUMBER 811-05426
CUSIP NUMBER

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ] Form 10-D
[X] Form N-CEN  [  ] Form N-CSR

For Period Ended: November 30, 2019

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-CEN

For the Transition Period Ended: ______________________________

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full Name of Registrant

AIM Investment Funds (Invesco Investment Funds)

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

11 Greenway Plaza, Suite 1000
Houston, Texas 77046-1173

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due dated; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete and file its Form N-CEN on behalf of the Invesco Oppenheimer SteelPath MLP Select 40 Fund, Invesco Oppenheimer SteelPath MLP Alpha Fund, Invesco Oppenheimer SteelPath MLP Alpha Plus Fund, and Invesco Oppenheimer SteelPath MLP Income Fund (collectively, the “Funds”) relating to the fiscal year ended November 30, 2019 within the prescribed time period without unreasonable effort or expense.  Sponsorship and management of the Funds changed from OppenheimerFunds, Inc. to Invesco Advisers, Inc. on May 24, 2019, and the Funds engaged a new auditor, PricewaterhouseCoopers LLP, to audit the financial statements for the fiscal year ended November 30, 2019.  This is the first fiscal year the Registrant is preparing the Funds’ annual financial statements, and the Registrant is working to resolve an accounting policy matter that requires further analysis and that has resulted in a delay in finalizing the Funds’ current year financial statements.

The Registrant currently expects to file its Form N-CEN on or before the 15th calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Sheri Morris	(713)	214-4354
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      Yes [  ]     No [X]

A Form 12b-25 was filed for the Registrant’s Form N-CSR for the period ended November 30, 2019 for the reason listed above.  All reports other than the Form N-CSR have been timely filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [ ]     No [ x ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AIM Investment Funds (Invesco Investment Funds)
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2020	By: /s/Sheri Morris
Sheri Morris, President, Principal Executive Officer and Treasurer